Mail Stop 3561

June 1, 2007

Mr. John Pappajohn, Chairman of the Board
Healthcare Acquisition Corp
2116 Financial Center
666 Walnut Street
Des Moines, Iowa 50309

      Re: **Healthcare Acquisition Corp**
              Preliminary Proxy Statement
              Filed on February 9, 2007
              File No. 1-32587

Dear Mr. Pappajohn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

    1.   We note your response to comment one of our letter dated March 20, 2007 concerning the disclosure that your board did not determine a specific value for the target. Please revise the letter and notice to your stockholders and summary section to highlight the fact that you did not determine the value of the target when you decided to enter into the business combination agreement. Please note that a determination of value and the purchase price are different issues.

2.   We note your response to comment 41 of our letter dated March 20, 2007 that you determined that the price negotiated by the parties reflected the value of the target. Based on your previous disclosure, you did not determine the value of the target prior to entering into the merger agreement. If so, please revise the appropriate section to clarify that you determined the consideration to offer the sellers without first determining the value of the target. Also, please clearly explain how you negotiated the consideration without first determining a value for the target.

3.   Please revise to include management compensation disclosure in the document for the target's management during the past year. The CD&A disclosure needs to include appropriate disclosure regarding the plan going forward after the merger to include any employment agreements or other compensation arrangements entered into or amended as a result of the merger. Please refer to Item 402 of Regulation S-K. Additionally, revise to include Item 404 of Regulation S-K disclosure for PharmAthene.

Notice of Special Meeting

4.   We note your statement that "[i]f the Merger Proposal is not approved, it is likely that HAQ will have insufficient time and resources to seek another suitable business combination and will have to commence the winding up, dissolution and liquidation of HAQ …." (emphasis added). We also note your statements in the Form S-1 that "If we enter into either a letter of intent, an agreement in principle or a definitive agreement to complete a business combination prior to the expiration of 18 months after the consummation of this offering, but are unable to complete the business combination within the 18-month period, then we will have an additional six months in which to complete the business combination contemplated by the letter of intent, agreement in principle or definitive agreement. If we are unable to do so by the expiration of the 24-month period from the consummation of this offering, we will then liquidate." Please revise to clarify throughout the proxy that if the merger proposal is not approved then HAQ will have to commence the winding up, dissolution and liquidation of HAQ.

Summary of the Material Terms of the Merger, page 1

5.   Here and where you discuss the basis for the consideration being offered to PharmAthene, please revise to quantify, to the extent practicable, the value of such consideration.

6.   Please revise to clarify in the penultimate bullet point on page two that the board also did not make a determination as to the value of the target.

What happens if the Merger is not consummated, page 9

7.   We note your response to comment 17 of our letter dated March 20, 2007. We reissue the comment. Please revise to quantify your current outstanding liability and disclose the amount covered by waivers.

Summary of the Proxy Statement, page 11

8.   We note your response to comment 18. Please revise to clarify that the combination must be with a target business or for assets whose fair market value is at least equal to 80% of the net assets of HAQ at the time of such acquisition.

9.   We note the disclosure on page 12 that "stockholders holding an aggregate of up to 2,328,835 shares of common stock could convert such shares and the merger may still be consummated." It is not clear how you arrived at that figures since it appears to be greater than 20% of the shares issued in your initial public offering. Your disclosure on page 16 indicates that if 1,880,000 or more shares exercise conversion the merger will not be consummated. Please revise to clarify.

10.   We note the additional disclosure on page 16 concerning the open market purchases by your officers and directors. In the appropriate section, please revise to discuss the parameters of these purchase plans.

Risk Factors

11.   We note your revisions to risk factor 2. Please reinsert your discussion addressing your first product Dominate Negative Inhibitor and that the program was subsequently terminated.

12.   We note the revision in the first risk factor on page 39 removing the language that your board "did not determine a specific valuation of PharmAthene at the time it entered into the merger agreement." Please advise why the noted disclosure has been removed. Also, please revise to clarify that you determined the price to be fair without first determining the value of the

target, if true.

13.　We note your response to comment 39. We continue to believe that you should more prominently disclose the risk factors "There was no independent valuation of PharmAthene undertaken by HAQ …" and "A stockholder may make a claim against HAQ for taking actions inconsistent with the IPO prospectus …."

Conversion Rights, page 48

14.　We note your response to comment six of our letter dated March 20, 2007 and the revised disclosure on page 48. Please revise to specifically disclose the deadline which shareholders have to tender their shares in order to receive a pro-rata portion of the trust account if they exercise conversion.

Background of the Merger, page 51

15.　We note your response to comment 52 of our letter dated March 20, 2007 that you have revise page 52 to highlight 18 month deadline you were required to locate a target. We are not able to locate your response on page 52 of the proxy. It appears you instead disclosed the 24 month deadline. When discussing your negotiations with the target, please revise to highlight the proximity of the 18 month deadline by which you were required to at least locate a target.

16.　We note the additional disclosure on page 54 that the consideration value for the target offered by SIGA would have increased to $414.5 million following SIGA's announcement of news about one of its products. It is not clear how the increase in the SIGA consideration to $414.5 million is relevant given that announcement occurred after the termination of the merger agreement. Please clarify.

17.　We note that you deleted your prior disclosure indicated that "there were no pre-existing relationships between any of our initial stockholders and any insiders of PharmAthene." Revise to include that disclosure or clarify the pre-existing relationships.

18.　We note that on October 12, 2006 PharmAthene provided Mr. Kinley and Dr. Schaffer certain financial information which included projections and cash flow analyses. Advise us who prepared the projections. Supplementally provide us with these projections. In addition, please provide us with a detailed analysis for any conclusion that the non-public information is not material and therefore need not be disclosed. We may have further comment.

19. We note the revised disclosure on page 55 that on October 24, 2006, Mr. Kinley spoke with Messrs. Berger, Schellhammer, Pappajohn and Dr. Schaffer to review "the proposed valuation." Please revise to identify the party that performed the valuation.

20. We note your response to comment 55 that The Maxim Group prepared no reports or presentations to the board members prior to the board's determination on January 16, 2007 to approve the merger. We cannot locate your disclosure that there were no presentations or reports prepared by The Maxim Group prior to the board's determination on January 16, 2007 to approve the merger.   Additionally, address whether any presentations or reports were prepared by the company's management concerning PharmAthene's valuation that were presented to board members.

21. We note your response to comment 53. Revise to indicate that The Maxim Group did not provide any written or formal analysis in determining the consideration to be paid to the PharmAthene security holders. Additionally, we note that the Maxim Group was consulted on numerous occasions regard to the valuation of PharmAthene. Discuss in detail the services provided by The Maxim Group in connection with the valuation of PharmAthene.

22. We note your response to comment 53. Revise to indicate the valuation analyses performed by the Board of Directors prior to or during the merger negotiations until the Board approved the merger on January 16, 2007.

23. Please revise to clarify if the "draft letter of intent" included the consideration you would pay for the target. If the draft letter included the consideration, please revise to discuss how the consideration changed, if any, as the draft letter was revised.

24. On page 56, we note the revised disclosure that you discussed the valuation with "Messrs. Wright and Richman." If the valuation was internal, please revise to discuss the reasons you would discuss such valuation with the target.

25. Please revise to indicate the subjects discussed at the December 12, 2006 meeting.

26. Please revise to briefly indicate the services provided by Mr. Kaufman.

27. We note the additional disclosure that BDR Research Group (BDR) provided

you with a written report. Please revise to discuss the material content of the report.

HAQ's Reasons for the Merger and Recommendation of the HAQ Board, page 59

28.   We note your statement that "Management of HAQ undertook a financial analysis of PharmAthene in order to determine that the value of the consideration to be issued by HAQ in connection with the Merger is fair and reasonable." Please revise to indicate, in this section, that the board of directors of HAQ determined that the consideration to be issued was fair from a financial point of view.

29.   We note your prior statement that the HAQ Board of Directors determined that the consideration to be paid by HAQ is fair from a financial point of view. We also you're your revisions in this section in response to comment 41. Please revise this section to specifically address how the Board of Directors of HAQ determined that the consideration was fair from a financial point of view. Address in detail the specific valuations of PharmAthene performed which lead to the conclusion that the merger consideration to be paid by HAQ is fair from a financial point of view. We may have further comment.

30.   We note the revised disclosure on page 60 that you undertook a financial analysis of the target. Please revise to provide more detail regarding that financial analysis performed. In doing so, disclose the method(s) of analysis and the figures used in such analysis. If projections or estimates were used, please provide the basis for such numbers. Also clarify when the financial analysis took place.

31.   We note the additional disclosure on page 60 that management also considered the value of the "intellectual property position." Please revise to discuss how management valued the "intellectual property position." In that regard, also clarify the meaning of the noted phrase. Clarify how it is different than the value of the intellectual property itself.

32.   On page 60, we note you disclose that you "recognized" historical valuations of "MPM Capital, HealthCare Ventures and Bear Stearns Health Innoventures." As management considered those valuations material to its determination of consideration, please revise to elaborate on those here. Also, please revise to clarify if it is a generally accepted by the financial community to base a company's value by its private placements.

33.   It is not clear how the "significant advances" by PharmAthene executives was considered as part of your valuation of the equity interest in PharmAthene. Please revise to clarify. Also, please clarify your use of the term "significant" in the noted disclosure.

34.   We note the additional disclosure that "in each instance, HAQ management determined that the valuation for PharmAthene was, in fact equal or greater than the value of the consideration ascribed for PharmAthene." We also note disclosure in your initial proxy that you did not determine a value for the target. Please revise to clarify when you made the determination in the noted disclosure on page 60.

35.   We note the additional disclosure concerning the industry recognition you enjoy on page 60. Please revise to disclose if you quantified this factor in determining the value of the target.

36.   Revise your disclosure under Industry Presence to clarify that the contract with the Department of Defense for Protexia is for $35 million.

37.   We note the disclosure concerning the valuation of comparable companies on page 61. Please revise to fully discuss this analysis. Identify the six companies deemed comparable and disclose their revenues, profits and market capitalization so that investors understand management's considerations.

38.   We note the disclosure of the government awarded contracts on page 61 as a reason for recommending the merger. Please revise to clarify if those are funded or non-funded contracts.

39.   We note the reference to the involvement of the target's security holders on page 61 as a positive for this transaction. Please revise to identify those security holders and discuss their involvement.

40.   We note your response to comment 66. We can not locate the discussion regarding PharmAthene's business strategy in determining to recommend the merger. Please advise or revise.

41.   We note your response to comment 65 of our letter dated March 20, 2007 that you have discuss the aspect of the target's financial results that the company considered on pages 60 and 61. We are not able to locate such disclosure. Please advise.

Satisfaction of 80% requirement, page 61

42.   Please revise to discuss in detail the analysis performed by the board of
        directors in determining that the fair market value of assets being purchased
        was at least equal to $110 million. Also indicate the valuation used for the
        SIGA Technologies transaction in establishing the value of the assets being
        acquired. We may have further comment.

Consequences if Merger Proposal is Not Approved, page

43.   We note your statement that "in such an event <u>its likely that</u> management of
        HAQ will not have the time … to find a suitable business combination partner
        …." (emphasis added). We note your Form S-1 indicates that "we will
        dissolve and promptly distribute only to our public stockholders the amount in
        our trust fund … if we do not effect a business combination within 18 months
        after consummation of this offering (or within 24 months from the
        consummation of this offering if a letter of intent, agreement in principle or
        definitive agreement has been executed within 18 months after consummation
        of this offering and the business combination has not yet been consummated
        within such 18 month period)" It does not appear that the company may find
        a subsequently proposed combination at this time. Please revise you
        disclosure throughout the document

Recommendation, page 63

44.   Considering this subsection shortly follows the disclosure on pages 60-61, it is
        not clear how the summary positive factors enhance your disclosure. It
        appears repetitious. Please revise as appropriate.

45.   We note the negative factors disclose on page 64 in a highlighted summary
        format following the summary positive factors. To present balanced
        disclosure, please revise to relocate the noted disclosure to the subsection
        where you discussing the reasons for the merger on pages 60 and 61.

Recent Events, page 95

46.   We note the additional disclosure that on March 30, 2007 the target borrowed
        $10 from Valley Band and Oxford Finance Corporation and secured such loan
        with its assets. Please revise to discuss your intentions, if any, to repay the
        loan with the proceeds of the trust.

Information About PharmAthene, page 106

47.   Please revise the overview section to indicate the actual amount of the
        contract with DoD for the advanced development of Protexia.

48.   We note your response to comment 76. Supplementally provide us the
        articles or studies that support the belief that Protexia could be used to treat
        cocaine and heroin addiction.

49.   We note disclosure that you are developing Valortim with Medarex, Inc.
        (Medarex) and that proceeds from sales, if any, will be divided between you
        two depending on your contributions. Please revise to elaborate on this and
        clarify approximately what percentage is allocated to you.

50.   We also note disclosure on page 113 that the government has awarded
        Medarex funds to develop Valortim. Please revise to clarify if you receive
        any of those funds.

51.   Please revise to identify your patents and applications by disclosing the patent
        and application numbers and their duration. Also, clarify the owner of the
        patent to the technology that yielded Valortim.

Certain Relationships and Related Party Transactions, page 136

52.   We note your response to comment 82 that you have disclosed the amount of
        reimbursable expenses that remain outstanding on page 136. We are not able
        to locate such disclosure on page 136. Please advise.

Financial Statements

Index to Financial Statements, page FS-1

53.   Revise the index to your financial statements to properly reflect the
        consolidated financial statement periods included for PharmAthene, Inc.

Report of Independent Auditors, page FS-16

54.   We note your response to prior comment 88. Please revise PharmAthene's

audit report to comply with Article 2-02 of Regulation S-X. Your current report is not signed by your auditor. In addition, the report fails to indicate the city and state where the report was issued.

55.   Note 3 to PharmAthene's financial statements indicates the Consolidated Financial Statements have been prepared on a basis which assumed the company will continue as a going concern, given PharmAthene's cumulative net losses and limited capital resources. Revise your Report of Independent Auditors accordingly to make reference to this disclosure, or tell us why you believe such disclosure is not necessary.

General

As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or David Link, who supervised the review of your filing, at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds, Assistant Director
Office of Emerging Growth Companies

cc: Brian Daughney
    (212) 370-7889